ICAHN CAPITAL L.P.
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153

JESSE LYNN, ASSISTANT GENERAL COUNSEL                DIRECT DIAL: (212) 702-4331
                                                     EMAIL: JLYNN@SFIRE.COM

                               February 27, 2012

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------
United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions One Station Place - 100 F Street, N.E.
Washington D.C. 20549-3628
Attention: Mr. Daniel F. Duchovny, Special Counsel

RE:     CVR ENERGY, INC.
        SOLICITING MATERIALS FILED PURSUANT TO RULE 14A-12 BY ICAHN PARTNERS LP ET AL. ON FEBRUARY 16, 2012
        FILE NO. 001-33492
        -----------------------------------------------------------------------

Dear Mr. Duchovny:

     Set forth below, on behalf of Icahn Partners LP, Icahn Partners Master Fund LP, Partners Master Fund II L.P., Partners Master Fund III L.P., High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Onshore LP, Icahn Offshore LP, Icahn Capital L.P., IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp., and Carl C. Icahn (collectively, the "Icahn Entities"), are responses to the comments contained in the letter (the "Comment Letter") from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") received by Keith Schaitkin, General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on February 23, 2012, relating to the Soliciting Materials filed pursuant to Rule 14a-12, filed by the Icahn Entities with the Commission on February 16, 2012.

     This letter is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via federal express a hard copy of this letter.

     For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of the Icahn Entities.

SOLICITING MATERIALS

1. We note that you have redacted compensation and residence/business address information with respect to your nominees. Please tell us the basis upon which you have filed redacted information. Alternatively, revise your disclosure to provide it in an unredacted format.

     The Icahn Entities believe that the Schedule 13D amendment, even with the redactions, complied with the Icahn Entities obligations under Schedule 13D. In response to the Staff's comment, the Icahn Entities respectfully advise the Staff that the redacted compensation and residence/business address information with respect to the Icahn Entities' nominees was included in the Nomination Notification Letter solely in response to the requirements set forth in CVR Energy, Inc.'s (the "Company") Amended and Restated By-Laws (the "Bylaws"). In order for a stockholder to nominate director nominees at the Company's annual meeting of stockholders, the Bylaws set forth a number of timing and subject information requirements. Specifically, Section 10(a)(iii) of the Bylaws requires that in order for a nominating notice to be in proper form, such notice must set forth all information relating to such nominee that would be required to be disclosed in a proxy statement pursuant to Section 14 of the Securities Exchange Act of 1934. In order to comply with such Bylaw requirement, the Icahn Entities included compensation and address information with respect to each nominee.

     As a result of delivering the Nomination Notification Letter, the Icahn Parties believed that an amendment to their Schedule 13D was required in order to disclose such event. The Icahn Entities believe that Schedule 13D required an amendment in order to disclose the delivery of the Nomination Notification Letter, but that Schedule 13D does not require the inclusion of all the information that is included in the Nomination Notification Letter as a result of the Bylaw requirements. As such, because the compensation and residence/business address information is not a required disclosure under Schedule 13D, the Icahn Entities chose to redact the nominee's private information from a publicly available filing.

2. Please explain supplementally, with a view toward revised disclosure, the meaning of "crack spreads."

     The Icahn Entities respectfully advise the Staff that in the press release dated February 16, 2012 (the "Press Release"), the Icahn Entities used the term "crack spreads" in the same manner as the Company uses such term in its public disclosures, which we believe is generally understood in the industry.

     In 2011, the NYMEX Cushing first month 2-1-1 crack spread ranged from $13 to $38. On February 22, 2012, this crack spread was $30.81, which is significantly higher than the five year average of $14.27.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

     - Your disclosure that "shareholders face an unfavorable risk reward ratio since they bear not only the risk of a decline in crack spreads, but also the risk of production interruptions which would reduce the upside from high crack spreads";

     In response to the Staff's comment, the Icahn Entities respectfully advise the Staff that the Icahn Entities believe that the concerns relating to crack spreads for CVR Energy are two-fold and are apparent to the market. First, shareholders face the downside risk of a decline in crack spreads from the currently high levels. In 2011, the NYMEX Cushing first month 2-1-1 crack spread ranged from $13 to $38. On February 22, 2012, this crack spread was $30.81, which is significantly higher than the five year average of $14.27. Further, in the event of a production interruption, the Icahn Entities believe that shareholders face the additional risk that they would be unable to benefit fully from currently high crack spreads. Because the Company owns and is reliant on only two refineries, production interruptions would have a higher proportionate impact than would be the case for a more diversified company with more refineries.

     - Your disclosure that "there are three or four possible acquirers that could benefit greatly from the synergies that could be realized from a combination of the Issuer and that are better positioned to hedge currently high crack spreads." (emphasis added)

     The Icahn Entities respectfully advise the Staff that the Company has corporate costs that the Icahn Entities believe could be significantly reduced if CVR Energy were acquired by a larger strategic company. Based on disclosure in the Company's Form 10-K for the year ended December 31, 2010, the Icahn Entities believe these costs were approximately $30 million in fiscal year 2010. If a larger strategic company acquired CVR Energy, the Icahn Entities believe that the realization of synergies would result in a significant reduction, and potential elimination, of these corporate costs.

     Furthermore, the Icahn Entities note that in an investor presentation, dated January 5, 2012, the Company projected $32.4 million of synergies from the acquisition of the Wynnewood refinery. If a larger company were to acquire CVR Energy, the Icahn Entities believe it is logical that such acquirer would similarly be able to extract at least the same $32.4 million of synergies from the Wynnewood acquisition, and likely more given a significant potential for additional operating overlap. (These operating synergies would be in addition to the $30 million of corporate cost savings described above).

     The Icahn Entities believe that the Company's crude gathering infrastructure could be combined with the midstream assets of another refining company and transferred into a master limited partnership ("MLP"). Because trading multiples of MLP's are higher than that of refining companies, the acquiring company could unlock this incremental value.

     In the aggregate, the Icahn Entities believe that a large synergistic acquirer would be well positioned to realize the benefits described above in a manner that would greatly benefit such an acquirer.

     Finally, as discussed above in response to the immediately preceding comment, the Icahn Entities believe a company with a larger number of refineries is better positioned to hedge currently high crack spreads as such a company would be better able to absorb the risk of unforeseen production interruptions.

     - Your disclosure that the company's management has projected 2012 synergies of $32.4 million from the Wynnewood acquisition.

     On page 13 of the Company's investor presentation, dated January 5, 2012 (filed as Exhibit 99.1 to the Form 8-K, filed on January 5, 2012), the Company identified $32.4 million of 2012 estimated projected synergies from the recently acquired Wynnewood refinery.

     - Your belief that an acquirer of the company "should be able to realize higher synergies, largely due to corporate cost savings and other potential operating expenses, as well as a greater ability to hedge high crack spreads."

     As stated above, the Icahn Entities believe a larger company would have the ability to realize significant corporate cost savings and operating synergies. In addition, the Icahn Entities believe a large acquirer would be better positioned to hedge currently high crack spreads. A small refinery company, such as CVR Energy, is proportionately more exposed than a larger one to the risk of a production interruption. During a production interruption the company would have financial exposure to hedges, but may be operationally unable to produce the necessary products required to offset such hedge exposure. A larger and more diversified refinery company can make greater use of hedges without taking on as much risk since any unforeseen production interruptions would likely have a smaller proportionate impact on the company's overall production.

4. With a view toward revised disclosure, please tell us whether you are able to quantify the synergies you refer to in your disclosure.

     The Icahn Entities respectfully refer the Staff to the discussion of synergies provided above in response to Comment No. 3, in which the Icahn Entities have quantified certain synergies for which amounts are readily available.

     Based on disclosure in the Company's Form 10-K for the year ended December 31, 2010, the Icahn Entities believe the Company has approximately $30 million in corporate overhead that could be significantly reduced or potentially eliminated if the Company was acquired by the right strategic acquirer. The Icahn Entities have not quantified them in their disclosures (which would require precise information concerning both the Company and the acquirers) but believe that the ability of a large acquirer to achieve some or all of such amount is clear.

     In an investor presentation, dated January 5, 2012, the Company identified estimated projected synergies of $32.4 million in connection with the Wynnewood refinery. Based on this disclosure, the Icahn Entities referred to this amount in their press release, dated February 16, 2012.

5. We note your disclosure that purports to support your estimate that "the Contingent Value Right could provide at least an additional $7 per share." It is unclear how you arrived at the $7 amount given your disclosure that the EV/EBITDA multiple of 3.4x is "a modest discount to current comparable trading multiples." Please provide us supplemental support for this calculation.

     The Icahn Entities respectfully advise the Staff that the Icahn Entities calculated the EV/EBITDA multiple for the refineries at $37 per share as follows:

Price per share            $37.00
Shares outstanding           87.7   Diluted shares per Form 10-Q for 9/30/11
Market capitalization       3,247
Pro forma net debt            431   See details below
Less CVR Partners stake     (886)   50.92 million units at $29 per unit less
                                    40% for taxes
Enterprise value for        2,791
refineries
Refineries Adj. EBITDA        809   Per management presentation dated 1/5/12
EV/EBITDA                    3.4X

Pro Forma Net Debt
------------------
Existing debt                 467   9/30/11 balance excluding CVR Partners.
Existing cash               (643)   9/30/11 balance excluding CVR Partners.
Existing net debt           (176)
Plus Wynnewood                607   Funded with cash and $200 mm of notes.
acquisition
Pro forma net debt            431

     As disclosed in footnote 2 to the Icahn Entities' press release, dated February 16, 2012, the EV/LTM EBITDA multiples for the Company's competitors were 3.5x for Valero, 3.5x for Marathon, 4.7x for HollyFrontier, and 3.9x for Western Refining. The Icahn Entities view the 3.4x EV/EBITDA multiple as a modest discount to current comparable trading multiples.

     Each  Icahn  Entity  acknowledges  that:

          - such Icahn Entity is responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - such Icahn Entity may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If  you  have  any  questions  regarding, please contact the undersigned at
(212)  702-4331  or  Keith  Schaitkin,  General  Counsel,  at  (212)  702-4380.

                                                          Very truly yours,


                                                          Jesse Lynn